

Via U.S. Mail and Facsimile (713/309-4631)

Mail Stop 4631

August 5, 2010

Amanda K. Maki
Lead Counsel – Corporate & Securities
LyondellBasell Industries N.V.
1221 McKinney Street, Suite 700
Houston, Texas 77010

> **Re:** **LyondellBasell Industries N.V.**
> **Amendment No. 2 to Form 10**
> **Filed July 26, 2010**
> **File No. 001-34726**

Dear Ms. Maki:

We have reviewed your filing and have the following comments.

<u>Results of Operations - Three Months Ended March 31, 2010 versus Three Months Ended March 31, 2009, page 68</u>

<u>Reorganization Items, page 69</u>

1. Please provide us with a list of the credit adjustments totaling $321 million in the reorganization items line. For each adjustment, provide us with an explanation of the nature and timing of the original charge and the basis for the timing and amount of the reversal.

<u>Liquidity and Capital Resources, page 87</u>

2. We note your response to prior comment 9 which discusses a performance guarantee of one of your wholly-owned subs. To the extent you or any of your subsidiaries have exposure under performance guarantees by contractual joint ventures, tell us and disclose your maximum exposure under these performance guarantees. Additionally, please revise disclosure to discuss any other guarantees

you have made, such as loan guarantees and the fair value of those guarantees, if any.

Note 25 - Commitments and Contingencies, page F-77

3. In response to prior comment 10, you revised the disclosure about environmental remediation to state, "In the opinion of management, there is no material, estimable reasonably possible loss in excess of the liabilities recorded for environmental remediation." Please revise to clarify whether there is a reasonable possibility that an additional material loss may have been incurred. If there is a reasonable possibility, include an estimate of the possible additional loss or range of loss or a statement that such an estimate cannot be made.

Note 23 - Reorganization and Fresh Start Accounting Pro Forma Information, page F-161

4. We note your response to prior comment 12 regarding the critical estimates and assumptions involved in your application of fresh start accounting. Please address the following:

- We note your reference to the use of an independent expert on page F-161. We remind you that if you refer to experts in a filing under the Exchange Act you must name such experts. Also, please note for future reference that if you choose to refer to and identify the independent appraisal firm, you should also include the expert's consent when the reference is included in a filing in the 1933 Act environment.

- Please provide a discussion of the methods used to estimate the total reorganization enterprise value and the underlying assumptions.

- Please expand your discussion of how you valued PP&E to describe how you combine or consider the results of your two approaches to arrive at your estimate of fair value. For example, disclose whether you average or otherwise mathematically combine the results of the two tests to arrive at your fair value estimate, or whether you take the lower result of the two tests, etc. Provide similar information for intangible assets that were valued using the cash flow and excess earnings methodologies.

You may contact Melissa Rocha, Staff Accountant at (202) 551-3854 or in her absence, Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Darrell W. Taylor, Esq. (V*ia facsimile 713/229-2813*)
Baker Botts L.L.P.
910 Louisiana
One Shell Plaza
Houston, Texas 77002